Exhibit 99.3

Notice-and-Access The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials including management information circulars, as well as annual financial statements and management’s discussion and analysis on a website in addition to SEDAR. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period. Organigram Holdings Inc. has elected to utilize notice-and-access and provide you with the following information: Meeting Date and Time: February 28, 2023 at 10:00 a.m. (Toronto time) Meeting Location: URL: https://virtual-meetings.tsxtrust.com/1437 Password: ogi2023 Meeting materials are available electronically at www.sedar.com under the Company’s profile at www.sec.gov/edgar, and also at https://docs.tsxtrust.com/2345.    If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access please call 1-866-600-5869 or email tsxtis@tmx.com. In order to receive a paper copy in time to vote before the meeting, your request should be received by February 17, 2023. Please follow the instructions accompanying the Voting Instruction Form you receive with respect to returning it. Disclosure regarding matters to be voted on may be found in the following Sections of the Information Circular. 1. Election of Directors 2. Appointment of Auditor 3. Re-approve the 2020 Equity Incentive Plan 4. Approve the Articles of Amendment to Delete the Preferred Shares From the Authorized Share Capital of the Company 5. Approve the Articles of Amendment to Effect a Consolidation of the Issued and Outstanding Common Shares of the Company You should review the Information Circular before voting. www.tsxtrust.com VANCOUVER    CALGARY    TORONTO    MONTRÉAL (Detach and Retain top for your records) ORGANIGRAM HOLDINGS INC. Request for Financial Statements (“Company”) 2023 In accordance with National Instrument 51-102 – Continuous Disclosure Obligations, registered and beneficial security holders may elect annually to receive a copy of our annual financial statements and corresponding management discussion and analysis (“MD&A”) or interim financial statements and the corresponding MD&A, or both. IF YOU WISH TO RECEIVE THESE DOCUMENTS BY MAIL, PLEASE Rather than receiving the financial statements by mail, you may choose to view these documents DETACH THIS PORTION AND RETURN THIS COMPLETED FORM TO: on the SEDAR website at www.sedar.com. TSX Trust Company I HEREBY CERTIFY that I am a registered and/or beneficial holder of the Company, and as such, 301—100 Adelaide Street West request that my name be placed on the Company’s Mailing List in respect to its annual and/or interim Toronto ON M5H 4H1 financial statements and the corresponding MD&A for the current financial year. Or by fax to: 416-595-9593 Please send me: Annual Financial Statements with MD&A Interim Financial Statements with MD&A By providing my email address, I hereby acknowledge and consent to all provisions outlined in the following:    https://www.tsxtrust.com/consent-to-electronic-delivery?lang=en FIRST NAME                LAST NAME